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                            February 3, 2022

       Jeffrey S. Points
       Chief Financial Officer
       Cardiovascular Systems, Inc.
       1225 Old Highway 8 Northwest
       St. Paul, Minnesota 55112-6416

                                                        Re: Cardiovascular
Systems, Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2021
                                                            Filed August 19,
2021
                                                            File No.: 000-52082

       Dear Mr. Points:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended June 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Information, page 39

   1.                                                   We note your non-GAAP
measure Adjusted EBITDA includes an adjustment for an
                                                        IPR&D charge incurred
in connection with your asset acquisition. Please explain why you believe it is
appropriate to include a non-GAAP adjustment for this upfront payment given that this expenditure
appears to be similar to research and development expenses and normal, recurring, cash
operating expenses necessary to operate your business. As part of your response, provide
us a detailed description of your research and development
                                                        expenses, organized by
product or project, including the IPR&D project at hand, for each of the periods
presented. Include quantification of the separate expenses within each product or project
category to the extent available. Refer to Question 100.01 of the Non-
                                                        GAAP Financial Measures
Compliance and Disclosure Interpretations.
 Jeffrey S. Points
Cardiovascular Systems, Inc.
February 3, 2022
Page 2


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



FirstName LastNameJeffrey S. Points                       Sincerely,
Comapany NameCardiovascular Systems, Inc.
                                                          Division of
Corporation Finance
February 3, 2022 Page 2                                   Office of Life
Sciences
FirstName LastName